Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MATERIAL SCIENCES CORPORATION

Article I.

NAME

The name of the Corporation (the “Corporation”) is Material Sciences Corporation.

Article II.

ADDRESS

The registered office of the Corporation in the State of Delaware is Corporation Trust Center 1209 Orange Street, Wilmington, Delaware 19801 in the County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

Article III.

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may be hereafter amended (the “Delaware Statute”).

Article IV.

CAPITAL STOCK

The authorized capital stock the Corporation shall consist of one thousand (1,000) shares of Common Stock, par value of $0.01 (the “Common Stock”).

Article V.

POWERS OF DIRECTORS; ELECTION OF DIRECTORS

In furtherance and not in limitation of the powers conferred by the Delaware Statute, the Board of Directors is expressly authorized and empowered, without the assent or vote of the stockholders of the Corporation, to make, alter, amend and repeal the Bylaws of the Corporation, in any manner not inconsistent with the Delaware Statute or the Certificate of Incorporation. Election of directors need not be by ballot, unless the Bylaws of the Corporation shall so provide.

Article VI.

AMENDMENT OF CERTIFICATE OF INCORPORATION

From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the Delaware Statute at that time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of the Delaware Statute.

Article VII.

INDEMNIFICATION AND EXCULPATION OF DIRECTORS

(i) The Corporation shall, to the fullest extent permitted by Section 145 of the Delaware Statute or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Section. The Corporation shall advance expenses to the fullest extent permitted by said Section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(ii) To the fullest extent that the Delaware Statute permits the limitation or elimination of the liability of directors, no director shall be personally liable to the Corporation or its stockholders for any monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Statute, or (iv) for any transaction from which such director derived an improper personal benefit.

(iii) Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article shall adversely affect any right or protection existing under this Article at the time of such amendment or repeal.